Simpson Thacher & Bartlett LLP

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Direct Dial Number	E-mail Address
+1-202-636-5806	Ryan.Brizek@stblaw.com

March 20, 2024

VIA EDGAR

Karen Rossotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	CION Grosvenor Infrastructure Fund
Registration Statement on Form N-2
1933 Act File No. 333-275711; 1940 Act File No. 811-23916

Dear Ms. Rossotto:

On behalf of CION Grosvenor Infrastructure Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “SEC” or “Commission”) Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via email on January 3, 2024 relating to the initial filing of the Registration Statement (the “Comment Letter”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund, we are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this Comment Letter have the meanings given to them in the Registration Statement. Where the Fund has proposed revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

General Comments

Comment 1: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

Comment 2: We note disclosure on the Cover stating that you intend to submit an application for an exemptive order to permit the Fund to offer multiple classes of shares. We also note you have filed an exemptive application relating to the ability of the Fund and the Master Fund to engage in certain co-investments alongside the Adviser’s affiliates. Please supplementally explain if the Fund or Master Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

Response: The Fund intends to file an application for an exemptive order to permit the Fund to offer multiple classes of shares prior to requesting effectivness of the Registration Statement. The Fund does not currently expect to apply for any additional exemptive orders or request no-action relief in connection with the Registration Statement, other than those previously disclosed in the Registration Statement.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Comment 3: We note that the prospectus for the Fund and the exemptive application filed contemplate that the Master Fund will be a registered investment company. Supplementally, please discuss the timing for filing the Master Fund registration statement.

Response: The Master Fund intends to file its registration on Form N-8A and initial registration statement on Form N-2 with the Commission after the Fund files its first pre-effective amendment to the Registration Statement. It is anticipated that the Master Fund will offer its shares in private placement transactions to institutional investors, including the Fund, which will not constitute a public offering, and therefore the Master Fund will not register its shares under the 1933 Act. As such, the Master Fund’s registration statement on Form N-2 will become automatically effective upon filing, pursuant to Section 8(b) of the 1940 Act.

Comment 4: Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Fund confirms that it currently does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. However, the Funds intend to enter into a revolving credit facility which will permit the Funds to make periodic drawdowns to assist with liquidity management in connection with repurchase offers, among other things.

Comment 5: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it does not currently intend to present any “test the waters” materials to potential investors in connection with its offering of Shares but may rely on Rule 433 or Rule 482 to present information outside of “test the waters” materials. If, in the future, the Fund determines to present any “test the waters” materials, it will provide the Staff with copies of those materials.

Comment 6: The registration statement appears to contemplate a transaction with a Predecessor Fund that will follow the Master Fund’s registration as an investment company. Please tell us how this transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely. Please provide sufficient factual and legal information in your response to enable us to follow your analysis and understand your conclusion.

Response: The expected Reorganization between the Master Fund and the Predecessor Fund would be made pursuant to a plan of reorganization which will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (as these provisions apply to a merger between an unregistered fund that is eligible to rely on that rule and a registered investment company), in accordance with GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006) (the “GuideStone Letter”). The Anchor Investors, who are institutional investors unaffiliated with the Advisers, will own all of the outstanding shares of the Predecessor Fund prior to the Reorganization. In addition, consistent with the requirements set forth in the GuideStone Letter:

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

1.	The Master Fund will be a shell company as of the time of the Reorganization;

2.	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Master Fund in light of its investment objectives and policies;

3.	The Predecessor Fund will transfer all of its portfolio securities at the time of the Reorganization to the Master Fund in exchange for shares of the Master Fund;

4.	The transfer of securities and shares between the Predecessor Fund and the Master Fund will be effected simultaneously;

5.	The Master Fund will have the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the Reorganization;

6.	The Master Fund will comply with the recordkeeping requirements described in the GuideStone Letter;

7.	The Advisers, consistent with their fiduciary duties, will disclose to the independent trustees of the Master Fund the existence of, and all the material facts relating to, any conflicts of interest between the Advisers and the Master Fund with regard to the Reorganization to facilitate the ability of the independent trustees to evaluate and approve the Reorganization; and

8.	The Adviser, not the Predecessor Fund, the Master Fund or the Fund, will bear the costs associated with the Reorganization.

Comment 7: The disclosure on the Cover and throughout the Summary primarily describes how the Fund’s investments are made (e.g., Co-Investments, Secondaries, Direct Investments, etc.), but not the types of securities and issuers the Fund will invest in or how they are selected. Please revise these sections to disclose how the Fund (or the Master Fund) will invest its assets to achieve its investment objective. In doing so, please disclose how the Fund defines the term “infrastructure” and the types of companies the Fund will invest in to comply with its policy of investing at least 80% of its net assets in Infrastructure Investments.

Response: In light of the Staff’s comment, the Fund has revised these sections to disclose how the Master Fund will invest its assets to achieve its investment objective.

Comment 8: Furthermore, generally, the disclosure throughout the registration statement is dense, technical and hard to understand. Please review and revise the disclosure to provide investors, in plain English, a clear and concise presentation of essential information about the Fund. In doing so, please revise to limit the use of defined terms, particularly on the Cover and throughout the Summary. The terms themselves are confusing and make the disclosure difficult to follow. Please also revise the disclosure to avoid the use of technical, complex language and excessive detail throughout the registration statement. See, Form N-2, Part A: The Prospectus and rule 421(d) under the Securities Act.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Comment 9: We note your intention to operate as an interval fund and that you will invest substantially all your assets in the Master Fund, which in turn will invest in a portfolio consisting primarily of private infrastructure investments. Private infrastructure appears to be an asset class that may be illiquid, impacted by changes in interest rates, and irregular cash flows. You also disclose the lengthy holding period of the Fund’s investments. Given recent market events, including events involving funds that invest in similar asset classes, please consider the need for additional disclosure addressing how you intend to meet your obligations under rule 23c- 3(b)(10) under the 1940 Act, including any risks to investors arising from your operations as an interval fund.

Response: The Fund has considered recent market events and has concluded that no additional disclosure is necessary to address its obligations under Rule 23c-3(b)(10) under the 1940 Act to ensure that the Fund’s assets are sufficiently liquid to fund 100% of each quarterly repurchase offer amount by the relevant repurchase payment deadline. The Master Fund’s portfolio will include a sleeve of Liquid Investments that will be sufficient to meet its liquidity obligations under Rule 23c-3(b)(10). In addition, to further enhance its ability to manage liquidity risk the Funds expect to enter into a revolving credit facility which could be drawn on to pay out repurchase offer proceeds.

Comment 10: In correspondence, please tell us about the business, legal, or other reasons behind the decision to use a master-feeder structure in conjunction with a multi-class fund.

Response: The master-feeder structure will be used for tax purposes to allow certain non-U.S. investors to efficiently access the portfolio investments. From a tax perspective, certain non-U.S. investors may achieve a more favorable after-tax return if they were to invest directly in the Master Fund, which is taxable as a partnership for U.S. federal income tax purposes instead of investing in the Fund, which is taxable as a regulated investment company and corporation for U.S. federal income tax purposes. Specifically, non-U.S. investors that are not entitled to the benefits of Section 892 of the Code or that are not resident in a jurisdiction that has a double tax treaty with the United States that eliminates dividend withholding tax paid by U.S.-domiciled corporations may achieve a higher after-tax return by participating in the portfolio investments directly through the Master Fund instead of participating indirectly through the Fund.

Prospectus

Prospectus Cover

Comment 11: In Investment Objective, the disclosure merely references a series of undefined terms with a reference to their definitions within the prospectus. Please clarify the disclosure to provide a brief description of the Fund’s objective and its principal strategies and investments. In particular, please specify the Fund’s principal strategies that are speculative (e.g., use of leverage) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to seek to address the Staff’s comment.

Comment 12: In the seventh line of the paragraph in Investment Objective, the disclosure states that a “smaller portion of [the Fund’s] portfolio will be comprised of liquid investments [emphasis added].” As the investments referred to here may not be “liquid” as defined in rule 22e-4 under the 1940 Act, please consider if the use of the term “liquid investments” and the defined term “Liquid Infrastructure Investments” is misleading. Revise as appropriate and make corresponding revisions throughout the registration statement.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised its disclosure. However, the Fund notes that the requirements of Rule 22e-4 of the 1940 Act are applicable only to open-end management investment companies and, as a closed-end management investment company, the Fund is not subject to Rule 22e-4 or the requirements thereunder. In addition, the Fund notes its response to comment 9 above. Specifically, we reiterate that the Master Fund will invest in “Liquid Investments” which includes investments such as cash and money market funds, but also includes certain Infrastructure Investments, such as infrastructure-focused mutual funds, ETFs and MLPs, all of which are considered liquid for purposes of Rule 23c-3(b)(10).

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Comment 13: In Interval Fund, please disclose the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the Fund’s initial repurchase offer. Please include a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Comment 14: In Risks, the third bullet refers to a Shareholder’s ability to “sell its Shares outside the quarterly repurchase process….” Please disclose how this might be done.

Response: The Fund has deleted the language included in the third bullet under Risks.

Comment 15: In the sixth bullet, the disclosure states that distributions may be funded from offering proceeds. Please confirm to us the Board has determined this is an appropriate use of offering proceeds.

Response: The Fund confirms that the Board will determine this is an appropriate use of offering proceeds. This flexibility would allow the Fund to meet its distribution requirements under applicable law without having to liquidate investments at inopportune times and is viewed by the Fund as a responsible liquidity risk management tool.

Comment 16: In the bullets disclosing the risks of investing in a master-feeder fund arrangement, the disclosure in the third bullet states:

The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may only do so through periodic repurchases by the Master Fund of the Fund’s interests in the Master Fund. This may limit the ability of the Fund to make offers to repurchase Shares.

Please explain to us how the Fund’s ability to repurchase shares may potentially be limited. Will the Master Fund, as a matter of policy, make quarterly repurchases at the same time and to the same extent as the Fund? If not, and because the Fund “pursues its investment objective by investing substantially all of its assets in the Master Fund”, please explain to us how the Fund will ensure its ability to make quarterly repurchases of at least 5% of its outstanding shares in compliance with Rule 23c-3 under the 1940 Act.

Response: The Fund has deleted the third sentence highlighted above revised this disclosure to more specifically describe how it will pay its quarterly repurchase offer proceeds.

Comment 17: In the fourth bullet, the disclosure states “the investment objectives and policies of the Master Fund…may be changed without the approval of investors in the Master Fund (including the Fund).” In Master-Feeder Structure, the disclosure states “The Master Fund has the same investment objective…as the Fund.” Please reconcile this inconsistency. The disclosure in the fourth bullet also states “A change in the investment objective, policies or restrictions of the Master Fund may cause the Fund to seek to have repurchased its interests in the Master Fund.” Please explain to us how the Fund would operate in this circumstance.

Response: In light of the Staff’s comment, the Fund has revised this disclosure

Comment 18: Please confirm the bullets will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund Shares.

Response: The Fund respectfully acknowledges the comment. However, the Fund is not aware of any requirement to include these bullets in the account registration form or subscription agreement. The Fund believes that, because a prospectus will be delivered to investors along with an account registration form and/or subscription agreement, it is unnecessary to include the risk factors in such documents as well. Such an approach may also make potential investors less likely to read the prospectus.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Comment 19: In Investment Adviser and Sub-Adviser, the disclosure states that the Adviser serves “as investment adviser of the Master Fund and as the management services provider of the Fund [emphasis added].” Please explain to us how the role of an “investment adviser” and that of a “management services provider” are different – i.e., does the Adviser not serve as investment adviser to the Fund? Also, the disclosure states that the Adviser “will be registered as an investment adviser” with the SEC under the Advisers Act [emphasis added].” Is the Adviser currently registered? If not, please explain to us the Adviser’s current status and the timing of its registration with the SEC.

Response: In light of the Staff’s comment, the Fund has revised the disclosure.

Comment 20: In Non-Traded Structure, the disclosure states “Simultaneous with the commencement of the Master Fund’s operations, [the Predecessor Fund] is expected to reorganize into the Master Fund.” Please explain to us the nature of the Predecessor Fund and its investments. Regarding the reorganization:

a.	Please disclose how the shares of the Anchor Investors and those of any other holders of shares of the Predecessor Fund will be valued for purposes of the reorganization. Will there be any dilution for other shareholders (including the Fund) who purchase shares of the Master Fund in the initial offering? If so, please provide appropriate disclosure within the registration statement.

Response: As described more fully above in response to comment 6, the Predecessor Fund will have the same procedures for determining net asset value as the Master Fund (and the Fund) and the Master Fund will follow those procedures in determining the amount of shares to be issued to the Predecessor Fund in connection with the Reorganization. The initial offering of Interests in the Master Fund will be at the Master Fund’s then current net asset value per share. As a result, there will be no dilution for shareholders (including the Fund) who purchase Interests of the Master Fund in its initial offering following the Reorganization.

b.	Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to its reorganization into the Master Fund.

Response: The Fund supplementally confirms that, prior to the effectiveness of the Fund’s registration statement, the unaudited schedule of investments of the Predecessor Fund as of a recent date will be filed in a future pre-effective amendment to the Fund’s registration statement on Form N-2.

Summary of Terms

The Fund (page 1)

Comment 21: In the first paragraph, the disclosure references “risk adjusted returns.” Please provide in the disclosure a plain English definition of "risk-adjusted".

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Comment 22: In the penultimate sentence of this section, please replace “Board” at the beginning of the sentence with “Board of Trustees” as defined earlier in the paragraph.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to replace “Board” with “Board of Trustees.”

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Investment Strategies (pages 2-3)

Comment 23: On page 2, in the first paragraph of this section, the disclosure states “’Liquid Infrastructure Investments’ include…other short-term investments that have significant direct or indirect exposure to Infrastructure Investments [emphasis added].” Will the Fund include investments with indirect exposure to infrastructure in its 80% test (as described on page 3)? If so, please explain the basis for including these investments.

Response: The Fund confirms that it will include investments that have a significant indirect exposure to Infrastructure Investments in its 80% test. Investments which provide an “indirect exposure to Infrastructure Investments” would include any investments which are not themselves an infrastructure asset. Among other things, investments providing an indirect exposure to Infrastructure Investments may include interests in limited liability companies or other special purpose vehicles which hold infrastructure assets, infrastructure-focused funds, and similar investments. The Fund believes that it is appropriate to include such investments in the 80% test as they provide exposure to infrastructure assets. In practice, any infrastructure asset (e.g., a toll road or solar panel field) will be owned by a limited liability company or similar legal construct and therefore would be an indirect investment.

Comment 24: In the first paragraph at the top of page 3, the disclosure refers to “core, core plus and value added risk profiles.” As these terms are not described until page 28 of the Prospectus, but are used throughout the document, please briefly explain here what these terms mean.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to briefly explain what the terms “core, core plus and value added risk profiles” mean.

Comment 25: The disclosure in the next sentence in this section states “the Fund expects to invest across [a] variety of…investment stages.” Please clarify in the disclosure what “investment stages” are. If investment in “Greenfield” stage investments are a principal strategy of the Fund, please disclose so and disclose associated risks.

Response: In light of the Staff’s comment, the Fund has revised this disclosure. The Fund respectfully submits that investments in “Greenfield” stage investments are not a principal strategy of the Fund.

Comment 26: In the last line of the first paragraph on page 3, the disclosure states the Sub-Adviser believes “it is one of the most experienced infrastructure investors and has one of the longest track records among comparable firms.” Please disclose the basis for this statement and provide appropriate context.

Response: In light of the Staff’s comment, the Fund has deleted this disclosure.

Comment 27: On page 3, in the first line of the second paragraph of Investment Strategies, the disclosure states that the Fund, in compliance with rule 35d-1, intends to invest at least 80% of its net assets in Infrastructure Investments. Please disclose clearly how the Fund defines “infrastructure” and provide a cross reference to page 27 where you include examples of the types of infrastructure investments the Fund intends to make. Please also disclose specifically how the Fund will invest 80% of its assets in infrastructure (e.g., what percentage of revenue of the companies the Fund invests in is attributed to infrastructure? What percentage of the Investment Funds will be in infrastructure companies?).

Response: In light of the Staff’s comment, the Fund has revised this disclosure to clearly define “infrastructure”, provide an appropriate cross reference and disclose how the Fund will invest 80% of its assets in infrastructure.

Comment 28: The disclosure in the third paragraph on page 3 references the “Sub-Adviser’s portfolio construction approach.” Briefly explain how the Fund evaluates investments and the portfolio construction parameters it uses to construct the portfolio as a whole.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Comment 29: The disclosure in the penultimate paragraph in this section states “The Fund expects its Infrastructure Investments to primarily be in the form of equity or equity-like investments, but may also invest in Infrastructure Assets that take the form of loans or debt securities relating to Infrastructure Investments.” Regarding this disclosure, please address the following:

a.	It is unclear from the disclosure if “equity or equity-like investments” are Infrastructure Assets. As “Infrastructure Investments includes Infrastructure Assets and Infrastructure Funds,” are the Fund’s investment in equities only made indirectly through Infrastructure Funds? Please clarify.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to clarify the reference to “equity or equity-like investments.”

b.	Please disclose the specific types of equity or equity-like securities the Fund will invest in. In doing so, please disclose the market cap of the companies in which the Fund invests.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to specify types of equity or equity-like securities the Fund will invest in and to disclose that there is no market cap constraint on the companies in which the Fund will invest.

c.	Please disclose the specific types and credit quality of the debt securities the Fund will invest in. If the Fund will invest in below investment grade debt, disclose these investments are otherwise known as “junk”.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to specify types and credit quality of the debt securities the Fund will invest in.

Comment 30: The disclosure in the last sentence refers to the Fund being “in the current master-feeder fund structure.” Is the master-feeder structure considered temporary? Please inform us of any future intentions with respect to the Fund’s structure.

Response: The master-feeder structure is not considered temporary but if the Master Fund becomes unnecessary at a point in the future then the Fund reserves the ability to engage in a de-spoking transaction at that time, which would be effected in accordance with applicable Staff guidance. In light of the Staff’s comment, the Fund has revised this disclosure as follows:

~~While it is in the current master-feeder fund structure, w~~With respect to its own investment restrictions, the Fund will “look through” to the Master Fund’s investments.

Comment 31: Please disclose in this section that the Fund will concentrate its investments in the infrastructure industry. See, Form N-2, Item 8.2.b.(2).

Response: In light of the Staff’s comment, the Fund has revised the disclosure to disclose that it will concentrate its investments in the infrastructure industry.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Portfolio Composition (page 3)

Comment 32: Regarding the Fund’s investment in Infrastructure Funds, please confirm that the Fund (and the Master Fund) does not intend to invest more than 15% of its net assets in hedge funds, private equity funds or other private funds that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Response: Given the nature of the Infrastructure Funds in which the Fund will seek to invest, the Fund does not believe it is appropriate or in the best interests of investors for the Staff to impose the limitations described above. The Infrastructure Funds in which the Fund will invest likely will encompass a mixture of funds that either do not meet the definition of “investment company” under Section 3(a)(1)(A) and Section 3(a)(1)(C) (i.e., funds which do not engage primarily in the business of investing, reinvesting or trading in securities and instead primarily hold real assets or are engaged in non-investment company businesses related to real assets) or are excluded from the definition of an “investment company” for purposes of the 1940 Act under either Section 3(c)(5)(C) of the 1940 Act or Section 3(c)(7) under the 1940 Act. However, the nature of the investment portfolio, risk and expense profile of each Infrastructure Fund largely will be consistent with that of a private real estate investment trust (a “REIT”)1 and in any event will not include funds that: engage in hedging related strategies, have significant exposure to commodities or derivatives, impose performance fees on unrealized gains, or employ a significant amount of leverage. Like most private REITs, the assets held by the various Infrastructure Funds largely will be interests in real property or interests in improvements on real property, including, but not limited to, toll-roads, airports and seaports. Indeed, the investment portfolio of the Fund will be substantially similar to other closed-end management investment companies that are offered to retail investors without regard to whether or not such investors satisfy the definition of an “accredited investor” under Regulation D.2 Imposing such a limitation on the Fund would significantly disadvantage the Fund relative to its peer funds without a substantive difference between the investment portfolio of the Fund and such peers.

Like investments held by private REITs, the investments held by the Infrastructure Funds in which the Fund will invest are long-duration investments. Indeed, the risk-return profile for infrastructure investments looks more like the spectrum of risks and returns applied to most institutional real estate portfolios. Many of the Infrastructure Funds in which the Fund will invest have a return profile akin to a long-term bond, with an immediate and sustainable current coupon and a term of 15 to 30 years or more, with much of the overall return driven by current income which is indistinguishable from the return profile of a core real estate investment.

The Fund notes that the Infrastructure Funds in which it will invest will be managed by institutional infrastructure managers. By investing in the Infrastructure Funds offered by multiple managers, the Fund will benefit from building an investment portfolio that is diversified with respect to individual infrastructure projects, as well as with respect to geography.

The operation of the Infrastructure Funds is consistent with that of other institutional oriented funds. In particular, the Infrastructure Funds all will provide the Fund, the Adviser and the Sub-Adviser with annual audited financials, quarterly unaudited financials, quarterly investment account statements, detailed information about each asset held (including valuations) and the leverage and liabilities of the Infrastructure Fund.

1 A private REIT refers to a privately offered investment fund that seeks to invest in real estate assets and which is excluded from the definition of an investment company pursuant to either section 3(c)(5)(C) or 3(c)(7) of the 1940 Act, but which is treated as a REIT for purposes of Subchapter M of the Internal Revenue code, and which is targeted to institutional investors, including endowments and corporate pension funds.

2 See Cantor Fitzgerald Infrastructure Fund and Brookfield Infrastructure Income Fund Inc.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Comment 33: On page 5, in the second paragraph, the disclosure states “the GCM Infrastructure Platform can often obtain a unique level of information…that can give the Fund an informational advantage in identifying attractive investments” and that “[s]uch information can come from…a close relationship with the Portfolio Fund’s Sponsor Manager….” Please explain to us how obtaining a “unique level of information” as a result of close relationships with fund sponsors is consistent with prohibitions under the securities laws against insider trading and also compliant with Section 204A of the Advisers Act of 1940, and the rules thereunder.

Response: In light of the Staff’s comment, the Fund has deleted the disclosure. The reference to “a unique level of information” was intended to reference the Sub-Adviser’s insights into the general infrastructure market and exposure to certain investment opportunities which are not made publicly available. This was not intended as a reference to material nonpublic information.

Comment 34: On page 5, the disclosure states the “Fund may invest in cash, cash equivalents, fixed income securities and other credit instruments, and other short-term investments…,” collectively defined as “Liquid Investments”. These investments are different from those included within the defined term “Liquid Infrastructure Investments”. To the extent these defined terms remain in the registration statement following any revisions, please consider re-naming them to avoid confusion. Please also confirm the Fund’s investment in Liquid Investments are made through the Master Fund. If not, please revise the disclosure accordingly throughout the registration statement.

Response: The Fund confirms that its investment in Liquid Investments will be made through the Master Fund. The term “Liquid Infrastructure Investments” was removed from the Prospectus.

The Sub-Advisor and Advisory Arrangements (page 6)

Comment 35: In The Sub-Advisor, the disclosure states “the Adviser…is responsible for making investment decisions for the portfolios of the Fund and Master Fund with recommendations and support from the Sub-Adviser.” In the following section Advisory Arrangements, the disclosure states “The Sub-Adviser is responsible for the day-to-day portfolio management of the Master Fund’s portfolio and the Fund’s investment in the Master Fund.” Please reconcile this inconsistency and clarify the roles of the Adviser and the Sub-Advisor.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to reconcile any inconsistency and clarify the roles of the Adviser and the Sub-Adviser.

Commitments by Anchor Investors (page 10)

Comment 36: Please inform us of the nature of the Anchor Investors. Are these investors affiliates of the Fund? Please also confirm to us the entity the Anchor Investors will ultimately invest in (i.e., will the Anchor Investors invest only in the Predecessor Fund and the Master Fund, and not in the Fund?).

Response: The Anchor Investors are institutional investors who are not affiliated with the Fund or the Advisers. The Anchor Investors will own interests in the Predecessor Fund immediately prior to the Reorganization and will therefore, after the Reorganization, hold Interests in the Master Fund. It is anticipated that the Anchor Investors would make any additional investments in the Master Fund (see response to comment 10 for additional information on the policy reasons for the existence of the Master Fund).

Risk Factors (page 18)

Comment 37: In Risk Factors, please disclose the specific risks associated with investing in companies whose revenues are tied to infrastructure (e.g., a summary of Infrastructure Risk disclosure on page 40). Please also disclose the risks associated with each type of security the Fund invests in as a principal investment strategy, including the risks associated with foreign investments.

Response: In light of the Staff’s comment, the Fund has revised this section to disclose the specific risks associated with investing in companies whose revenues are tied to infrastructure and to disclose the risks associated with each type of security the Fund invests in as a principal investment strategy.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Summary of Fees and Expenses (page 20)

Comment 38: Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

Response: The calculations presented in the fee table will include assumed expenses of leverage associated with the Master Fund’s anticipated credit facility (please see responses to comments 4 and 9). The Fund supplementally confirms that it will add disclosure to this effect in future filings.

Comment 39: In footnote (3), the disclosure states “In light of…the fact that the Fund will seek to achieve its investment objective by investing substantially all of its assets in the Master Fund, the Advisers will not charge the Fund a fee for the investment management services provided to the Fund.” Will the Advisers charge the Fund a fee for any assets not invested in the Master Fund? Please clarify the disclosure as appropriate.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to clarify that the Advisers will charge a fee for any assets not invested in the Master Fund.

Comment 40: A reference to Footnote (10) is used in the table, however, the footnote is not defined. Please either define the footnote or delete the reference to this footnote.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to delete the reference to Footnote 10.

Use of Proceeds (page 24)

Comment 41: The disclosure in this section states that proceeds from the sale of Fund Interests will be invested “within three to six months after receipt of such proceeds.” The disclosure further describes the reasons for the delay, attributing it to the nature of Infrastructure Investments. As the Fund will invest in shares of the Master Fund, and not directly in Infrastructure Investments, please clarify if the investment delay is at the Master Fund level.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to clarify that the investment delay is at the Master Fund level.

Investment Objective, Opportunities and Strategies (page 25)

Comment 42: On page 30, in Target Portfolio Attributes, the disclosure in the first paragraph states “The Sub-Adviser will seek to follow a deliberate approach to portfolio construction focused on…targeting diversification.” As the Fund is characterized as non- diversified under the 1940 Act, to avoid confusion, please delete or replace the term “diversification” as used here.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to replace the term diversification as used here.

Comment 43: In the last paragraph on page 30, in Target Investment Structure, the disclosure states “The Fund may make investments directly or indirectly through one or more wholly-owned subsidiaries….” Please address the following comments related to each Subsidiary used by the Fund:

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: In light of the Staff’s comment, the Fund has revised this section to disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

b.	Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response: In light of the Staff’s comment, the Fund has revised this section to disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

c.	Disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the Advisor is the adviser for the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: In light of the Staff’s comment, the Fund has revised this section to disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The Adviser expects to provide investment advisory services to the Subsidiary. The Fund confirms that the Subsidiary will enter into a separate agreement with the Adviser that does not provide for an investment advisory fee or an incentive fee. Since the Subsidiary will not be required to be registered as an investment company, the Subsidiary will not be required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the advisory agreement entered into by the Subsidiary shall comply with Section 15(a). However, the Fund may form certain other wholly-owned subsidiaries that will hold a single investment (“Single Investment Blockers”). These Single Investment Blockers will be formed for tax or other regulatory purposes and will not enter into an investment advisory contract with the Adviser because no investment management will occur at the level of the Single Investment Blocker.

d.	Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response: In light of the Staff’s comment, the Fund has revised this section to disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody and to identify the custodian of the Subsidiary.

e.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Fund’s current disclosure on investment strategies and principal risks applies to the Fund and will apply to the Subsidiary.

f.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund hereby confirms that the financial statements of a Subsidiary will be consolidated with those of the Fund.

g.	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

h.	If the Subsidiary is a foreign corporation, confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund confirms that, if a Subsidiary is a foreign corporation, then such Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i.	Confirm the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund confirms that the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table. However, it is not anticipated that any Subsidiary would charge a management fee or a performance fee.

j.	Please disclose that the Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response: In light of the Staff’s comment, the Fund has revised this section to disclose that the Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Comment 44: Also, in the last paragraph on page 30, the disclosure states one reason the Fund may form a Subsidiary is “for the purpose of facilitating its use of permitted borrowings.” Please clarify in the disclosure what this means.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to clarify the use of a Subsidiary to facilitate its use of permitted borrowings and as a tax blocker.

Leverage (page 38)

Comment 45: Please illustrate the effects of leverage on Shareholders using a tabular format.

Response: In light of the Staff’s comment, the Fund has revised this section to illustrate the effects of leverage on Shareholders using a tabular format.

Types of Investments and Related Risks (page 40)

Comment 46: On pages 49-52, you disclose in Principal Investment Related Risks the risks associated with investments in emerging markets, real estate, distressed investments and venture capital and growth equity investments. If these investments are principal investments of the Fund, disclose so in the Summary and disclose associated risks. If not, please address this inconsistency.

Response: In light of the Staff’s comment, the Fund has moved the risk factors associated with emerging markets, real estate, distressed investments and venture capital and growth equity investments to the Statement of Additional Information. The Fund hereby confirms that these risks and the associated investments are not principal to the Fund.

Comment 47: On page 65, in Restrictions on Entering into Affiliated Transactions, the disclosure references the Fund’s application for exemptive relief to engage in certain co-investments. Please disclose there is no guarantee the relief will be granted.

Response: In light of the Staff’s comment, the Fund has revised this section to disclose that there is no guarantee the relief will be granted.

Advisory Arrangements (page 76)

Approval of the Management Agreements and Sub-Advisory Agreements

Comment 48: Please disclose that a description of the factors considered by the Board in approving the Management Agreements and the Sub-Advisory Agreements will be included in either the annual or semi-annual report and provide the period covered by the report. See Form N-2, Item 1.b.(4).

Response: In light of the Staff’s comment, the Fund has revised this section to disclose that a description of the factors considered by the Board in approving the Management Agreements and the Sub-Advisory Agreements will be included in either the annual or semi-annual report and provide the period covered by the report.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Conflicts of Interest (page 79)

Comment 49: In the fourth paragraph in this section, the disclosure states “From time to time, the Fund, the Master Fund and the Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities.” Do you anticipate these types of investments will be consistent with the Fund’s co-investment exemptive relief, if granted? Please confirm. Or, do you expect them to be restricted, in accordance with disclosure in the penultimate paragraph on page 80, stating “the exemptive order will contain certain conditions that may limit or restrict the Fund’s ability to participate in [certain] negotiated investments or participate in such negotiated investments to a lesser extent.” If so, please revise the disclosure on page 79 as appropriate to reflect the Fund’s actual or reasonably anticipated exemptive relief.

Response: In response to the Staff’s comment, the Fund has revised the applicable disclosure to confirm that any such investment will be made in compliance with the 1940 Act, applicable law and Staff guidance.

The Fund respectfully submits that registered investment companies are not prohibited from investing in different parts of the capital structure of an issuer in all circumstances. For example, registered investment companies and/or other clients of an investment adviser may invest in different parts of an issuer’s capital structure at different points in time in separate transactions where only the price of the security to be purchased is negotiated by the investment adviser. This practice is very common and is consistent with relevant case law and guidance provided over time by the Commission and the Staff.

Section 17(d) of the 1940 Act reflects an intent by Congress to prohibit the overreaching and self-dealing on the part of investment company insiders that was prevalent in the years leading up to the enactment of the 1940 Act by directing the SEC to promulgate a rule to “insure fair dealing or no overreaching.”3 The Staff has stated that “[s]ection 17(d) and rule 17d-1 do not reach every economic relationship in which an investment company is on one side and one of its affiliates is on the other.”4 Rather, some element of combination generally must be present for Section 17(d) and Rule 17d-1 to apply.5

The Staff has stated “that when an affiliated person of an investment company, such as its investment adviser, has both a material pecuniary incentive and the ability to cause the investment company to participate with it in an aggregated transaction for the purchase or sale of private placement securities, the aggregated transaction would involve the requisite element of combination or profit motive for Section 17(d) and Rule 17d-1 to apply. . . . [However, w]e believe that the concerns of overreaching that Section 17(d) and Rule 17d-1 were designed to address are not raised, however, if an affiliated person that effects, or participates in, an aggregated transaction in which the investment company participates does not have both a material pecuniary incentive and the ability to cause the investment company to participate in the transaction.”6

The Staff “[does] not believe that the mere aggregation of orders on behalf of a registered investment company and other advisory clients would violate section 17(d), provided that the investment company participates on terms no less advantageous than those of any other participant. If a portfolio manager allocates trades in such a way as to disadvantage a registered investment company, however, a joint enterprise or arrangement raising the concerns section 17(d) was designed to address may result.”7

Thus, in the context of publicly traded securities, the Staff has stated that it would not recommend enforcement action if an investment adviser aggregates orders for the purchase or sale of securities on behalf of investment companies and other clients, subject to allocation procedures in line with the representations set forth in SMC Capital. In the context of privately placed securities, the Staff has provided that it would not recommend enforcement action if an investment adviser aggregates orders of investment companies alongside private funds and proprietary account clients of the investment adviser if only price-related terms of the private placement security to be purchased are negotiated.8

3 See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission); H.R. Rep. of the Committee on Interstate and Foreign Commerce to H.R. 10065, 76th Cong., 3rd Sess. (1940). See also The Application of Section 17 of the Investment Company Act of 1940 to Portfolio Affiliates, 120 U. Pa. L. Rev. 983, 983 (1972).

4 See Norwest Bank Minnesota, N.A., SEC No-Action Letter (May 25, 1995) (citing Steadman Security Corp., Inv. Co. Act Release No. 9830, 46 S.E.C. 896, 911 (June 29, 1977)).

5 See SEC v. Talley Industries, 399 F.2d 396, 402 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969); Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (June 7, 2000).

6 See Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (June 7, 2000) (“MassMutual”).

7 See SMC Capital, Inc., SEC No-Action Letter (Sept. 5, 1995) (“SMC Capital”). See also Pretzel & Stouffer, SEC No-Action Letter (Dec. 1, 1995).

8 See MassMutual.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

The Fund respectfully submits that entering into these types of transactions may result in different clients holding different positions in an issuer’s capital structure, even though the transactions were consistent with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder at the time of the investment.

Share Repurchase Program (page 82)

Comment 50: Please disclose whether Shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Comment 51: To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so Shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase Pricing Date and the Repurchase Payment Deadline.

Response: In light of the Staff’s comment, the Fund has revised this disclosure.

Certain Provisions in the Declaration of Trust (page 87)

Comment 52: At the end of all three paragraphs in this section, the disclosure states “Notwithstanding the foregoing, however, if one or more of these provisions is found to violate the U.S. federal securities law, including, without limitation, the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law [emphasis added].” Please revise this disclosure to state that the provisions do not apply to claims arising under the federal securities laws.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to state that the provisions do not apply to claims arising under the federal securities laws.

Material U.S. Federal Income Tax Considerations (page 89)

Qualification and Taxation as a Regulated Investment Company (page 90)

Comment 53: In this section, or where appropriate, please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response: In light of the Staff’s comment, the Fund has revised this section to disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Comment 54: In the penultimate paragraph on page 91, the disclosure references the Fund’s potential investment in deferred interest securities that is accrued as original issue discount. Please let us know if the Fund intends to invest in these types of securities and if so, the extent of the investment. We may have further comments.

Response: In light of the Staff’s comment, the Fund has deleted the noted disclosure.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Prior Performance Information For Related Funds and Accounts (page 117)

Comment 55: In general, the performance presented is significantly incomplete and it is unclear how it is compliant with the staff no-action position on which it appears to rely -- Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996). Please confirm reliance on this position, explain why such reliance is appropriate, and address the following:

a.	Please present the 1, 5 and 10 year performance before and more prominently than performance based on IRR or any other basis.

Response: In Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail. Aug. 6, 1996) (the “Nicholas-Applegate Letter”), the Staff indicated that it would not object to the inclusion of prior performance information for other funds and accounts managed by the adviser if, “(1) the performance was for all of the adviser's private accounts that were managed with investment objectives, policies and strategies substantially similar to those used in managing the fund; (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund; and (3) the prospectus clearly disclosed that the performance information related to the adviser's management of private accounts and that such information should not be interpreted as indicative of the fund's future performance.”

The Fund hereby represents that it will included all private funds and accounts (collectively, “GCM Related Fund Accounts”) primarily pursuing a substantially similar investment strategy as the Fund. This includes its flagship infrastructure funds that have been managed with comparable mandates. The GCM Related Fund Accounts are of sufficient size and scale to offer a meaningful performance comparison for the Fund. Finally, the Fund has included clear disclosure in Appendix A indicating that the performance information is for GCM Related Fund Accounts and is not indicative of the Fund’s future performance. Accordingly, we believe that the requirements of the Nicholas-Applegate Letter have been met. In addition, the Fund notes that its approach mirrors the approach taken by other newly formed registered funds, including Carlyle AlpInvest Private Markets Fund.

In light of the Staff’s comment, the Fund has revised this disclosure to present the 1, 5 and 10 year performance before and more prominently than performance based on IRR or any other basis.

b.	Please disclose that the GCM Related Fund Accounts includes all accounts advised by the Sub-Adviser with substantially similar investment objectives, policies and investment strategies as the Fund.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to state that the GCM Related Fund Accounts include all accounts advised by the Sub-Adviser with substantially similar investment objectives, policies and investment strategies as the Fund.

c.	Please disclose that the 1, 5 and 10 year performance is presented either (1) net of all actual fees/expenses, including sales loads relating to the Accounts, or (2) adjusted to reflect all of the Fund's expenses listed in the Fund's fee table, including its sales loads.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to state that the 1, 5 and 10 year performance is net of all actual fees/expenses, including sales loads relating to the Accounts.

d.	Please disclose that the method used to calculate prior performance differs from the standardized SEC method.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to state that the method used to calculate prior performance differs from the standardized SEC method.

e.	Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Fund represents supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

f.	Please tell us why presenting IRR is appropriate and disclose all material assumptions used to calculate such returns.

Response: The underlying infrastructure investments are not readily traded and are typically held until realization. Money-weighted returns or IRRs contemplate both the size and timing of cash flows and are generally considered a more appropriate measure of investment performance for these types of investments. The IRRs have been calculated using actual investment cash flows and terminal values reflective of the latest reported net asset values.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Statement of Additional Information

Investment Objectives, Policies and Risks

Comment 56: On page B-2, in Possible Exclusion of a Shareholder Based on Certain Detrimental Effects, the disclosure states that the Fund may repurchase Shares from a Shareholder if “continued ownership of the Shares by the Shareholder…may be harmful or injurious to the business or reputation of the Fund, the Board, the Advisers or any of their affiliates,” or if “the Fund, the Adviser or the Board determine that the repurchase of the Shares would be in the best interest of the Fund.” Section 23(c) of the 1940 Act generally provides that no registered closed-end management investment company shall repurchase its securities except through repurchases made on an exchange, pursuant to tenders, or under such other circumstances as the Commission may permit. Rule 23c-2 under the 1940 Act provides that if less than all outstanding securities of a class or series are to be repurchased, the repurchase must be made in a manner as will not discriminate unfairly against any stockholder. Accordingly, please delete this disclosure or, if retained, please explain to us how the Fund intends to make share repurchases in a fair and otherwise non-discriminatory manner, and in accordance with the 1940 Act and the Fund's governing documents.

Response: The Fund respectfully notes that the prohibition of Section 23(c) exists for the protection of all shareholders so that one shareholder may not jeopardize the tax or other status of the Fund, and any action would be subject to the approval of the Board, a majority of which consists of independent Trustees. Any repurchase of shares under this provision would be conducted either: (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of the Fund’s securities; (ii) pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder; or (iii) pursuant to Rule 23c-1(c), in which case the Fund would file an application with the Commission for an order under Section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a repurchase offer. Accordingly, the Fund respectfully declines to make any further changes in response to this comment.

Comment 57: On page B-2, in Limitations on Transfer, the disclosure states “The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust.” Please disclose the restrictions on Share transferability on the Prospectus Cover, in the Summary, or in an otherwise appropriate location within the Prospectus. Please also describe these provisions in the section Certain Provisions in the Declaration of Trust.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to state the restrictions on Share transferability, including in the section Certain Provisions in the Declaration of Trust.

Investment Restrictions (page B-7)

Comment 58: On page B-7, Fundamental Investment Restrictions, the Fund’s fundamental restriction regarding Concentration states that “the Fund will, in normal circumstances, invest more than 25% of the value of its total assets at the time of purchase in Infrastructure Assets.” Please revise this policy to state the Fund will concentrate its assets in an industry or group of industries.

Response: In light of the Staff’s comment, the Fund has revised its policy to state that the Fund will concentrate its assets in the infrastructure industry.

Financial Statements (page B-18)

Comment 59: Please explain whether the seed capital financial statements of the Fund will include a seed statement of operations. If the Fund does not intend to include a seed statement of operations, please explain to us the basis for omitting such financial statement.

Response: The Fund hereby confirms that the seed capital financial statements of the Fund will include a seed statement of operations.

Comment 60: Please confirm that the financial statements of the Master Fund will accompany the financial statements of the Fund in periodic reports.

Response: The Fund confirms that the financial statements of the Master Fund will accompany the financial statements of the Fund in periodic reports.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Comment 61: Please confirm that the operations of the Master Fund, and the Fund’s ownership interest in the Master Fund, will be reflected in the financial statements and financial highlights of the Fund.

Response: The Fund confirms that the operations of the Master Fund, and the Fund’s ownership interest in the Master Fund, will be reflected in the financial statements and financial highlights of the Fund.

Comment 62: Please explain to us the expected timing of the commencement of operations of the Master Fund in relation to the commencement of the Fund. Also, please describe to us the financial statements of the Master Fund that will be included in the registration statement of the Fund.

Response: The Fund supplementally confirms that the Master Fund will commence operations prior to the Fund. The Fund confirms that the audited financial statements of the Master Fund will be included prior to effectiveness of the registration statement.

Comment 63: Please confirm that the financial statements of the Predecessor Fund will be included prior to effectiveness of the registration statement.

Response: The Fund confirms that the audited financial statements of the Predecessor Fund will be included prior to effectiveness of the registration statement.

Comment 64: Please confirm that the audited financial statements of the Predecessor Fund will comply with the requirements of Article 6-11 of Regulation S-X, and that these financial statements will include an audited schedule of investments that is prepared in accordance with Article 12 of Regulation S-X. Also, please confirm that the unaudited schedule of investments of the predecessor described on Page B-18 will be prepared in accordance with Article 12 of Regulation S-X.

Response: The Fund confirms that (i) the audited financial statements of the Predecessor Fund will comply with the requirements of Article 6-11 of Regulation S-X and will include an audited schedule of investments that is prepared in accordance with Article 12 of Regulation S-X and (ii) the unaudited schedule of investments of the predecessor described on Page B-18 will be prepared in accordance with Article 12 of Regulation S-X.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Part C

Exhibit Index

Comment 65: Please file the Fund’s governing documents as Exhibits. Upon our review, we may have further comments.

Response: The Fund confirms that it will file the Fund’s governing documents as Exhibits in a future pre-effective amendment following the Fund’s organizational board meeting.

* * * * * * *

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission March 20, 2024

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Jay Williamson, Securities and Exchange Commission
Tony Burak, Securities and Exchange Commission
Patrick T. Quinn, CION Grosvenor Management, LLC
Girish Kashyap, Grosvenor Capital Management, L.P.
Michael A. Reisner, CION Grosvenor Management, LLC
Mark Gatto, CION Grosvenor Management, LLC
Melissa Tuarez Herr, Simpson Thacher & Bartlett LLP
John Dikmak Jr., Simpson Thacher & Bartlett LLP
Anastasia Bodea Crisan, Simpson Thacher & Bartlett LLP